SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1);

[X]	Merger

[_]	Liquidation

[_]	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[_]	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)

2.	Name of fund: TD Waterhouse Trust

3.	Securities and Exchange Commission File No: 811-09519

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[_]	Initial Application [X] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

100 Wall Street, New York, New York 10005

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Margery K. Neale, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York, 10019 212-728-9297

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act {17 CFR 270.31a, .31a-2}:

All accounts, books and other documents required to be maintained pursuant to Section 31(a) of the Investment Company Act and the Rules thereunder are maintained at the offices of the Registrant, the offices of the Registrant’s Investment Manager and Administrator, TD Asset Management USA Inc., 100 Wall Street, New York, New York 10005, or (i) in the case of records concerning custodial functions, at the offices of the Registrant’s Custodian, The Bank of New York, 100 Colonial Highway, Suite 200, Lake Mary, FL 32746; (ii) in the case of records concerning transfer agency functions, at the offices of the Registrant’s Transfer Agent and Dividend Disbursing Agent, National Investor Services Corp., 100 Wall Street, New York, New York 10005; (iii) in the case of records concerning distribution, administration and certain other functions, at the offices of the Registrant’s Distributor and Sub-Administrator, Funds Distributor, Inc., 100 Summer Street, Suite 1500, Boston, Massachusetts 02110; and (iv) in the case of records concerning fund accounting functions, at the offices of the Registrant’s fund accountant, SEI Investments Global Funds Services, One Freedom Valley Drive, Oaks, Pennsylvania 19456-1100.

NOTE: Once deregistered a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]	Management company;

[_]	Unit investment trust; or

[_]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]	Open-end [_] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

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11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

TD Asset Management USA Inc. (f/k/a TD Waterhouse Asset Management, Inc.), 100 Wall Street, New York, NY 10005, is the investment adviser.

TD Investment Management Inc. (“TDIM”), 161 Bay Street, Canada Trust Tower, 35th Floor, Toronto, Ontario, Canada M5J 2T2, is the former sub-adviser to the TD Waterhouse Bond Index Fund, the TD Waterhouse 500 Index Fund, the TD Waterhouse Extended Market Index Fund, the TD Waterhouse Asian Pacific Index Fund and the TD Waterhouse European Index Fund. TDIM merged with and into TD Waterhouse Asset Management, Inc. on or about June 1, 2005 with the surviving company being known as TD Asset Management USA Inc.

T. Rowe Price Associates, Inc., 100 East Pratt Street, Baltimore, MD 21202, is the former sub-adviser to the TD Waterhouse Technology Fund and the TD Waterhouse Tax Managed Fund, two portfolios that were liquidated on or about September 30, 2003.

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Funds Distributor, Inc. 100 Summer Street, Suite 1500 Boston, Massachusetts 02110

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[_] Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-____

Business Address:

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15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes [_] No

If Yes, state the date on which the board vote took place: March 22, 2005

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes [_] No

If Yes, state the date on which the shareholder vote took place: June 28, 2005

If No, explain:

II.	Distribution to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]	Yes [_] No

(a)	If Yes, list the date(s) on which the fund made those distributions: July 8, 2005

(b)	Were the distributions made on the basis of net assets?

[X]	Yes [_] No

(c)	Were the distributions made pro rata based on share ownership?

[X]	Yes [_] No

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(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

TD Waterhouse Trust Portfolio	Exchange Ratio	Acquiring Fund

TD Waterhouse Bond Index Fund	0.992243444	T. Rowe Price U.S. Bond Index Fund
TD Waterhouse Dow 30 Fund	0.320044871	T. Rowe Price Equity Index 500 Fund
TD Waterhouse 500 Index Fund	0.24388691	T. Rowe Price Equity Index 500 Fund
TD Waterhouse Extended Market Index Fund	0.611353441	T. Rowe Price Extended Equity Index Fund
TD Waterhouse Asian Pacific Index Fund	0.719379893	T. Rowe Price International Equity Index Fund
TD Waterhouse European Index Fund	0.868775003	T. Rowe Price International Equity Index Fund

The Exchange Ratio for each portfolio was calculated by first dividing its NAV by the number of its shares outstanding and then dividing that number by the ratio of the NAV of the acquiring fund by the number of its shares outstanding.

(e)	Liquidations only: Were any distributions to shareholders made in kind?

[_]	Yes [_] No

If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Has the fund issued senior securities? Not Applicable.

[_]	Yes [_] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X]	Yes [_] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[_]	Yes [X] No

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If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

[_]	Yes [X] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
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(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[_]	Yes [_] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[_]	Yes [X] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $137,165

(ii)	Accounting expenses: $46,550

(iii)	Other expenses (list and identify separately):

Registration:	$ 1,644
Custody:	$ 5,990
Printing:	$ 96,680
Edgar:	$ 28,389
Mailing:	$218,158

Total:	$350,861

(iv)	Total expenses (sum of lines (i)-(iii) above): $534,576

(b)	How were those expenses allocated? 100% to TD Waterhouse Investor Services, Inc.

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(c)	Who paid the expenses? TD Waterhouse Investor Services, Inc., an affiliate of the Investment Manager

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[_] Yes [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[_] Yes [X] No

If Yes, describe the nature or any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[_] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

T. Rowe Price Index Trust, Inc.

T. Rowe Price Index 500 Fund (surviving fund with respect to the TD Waterhouse Dow 30 Fund)
T. Rowe Price Index 500 Fund (surviving fund with respect to the TD Waterhouse 500 Index Fund)
T. Rowe Price Extended Equity Index Fund (surviving fund with respect to the TD Waterhouse Extended Market Index Fund)

T. Rowe Price International Index Fund, Inc.

T. Rowe Price International Equity Index Fund (surviving fund with respect to the TD Waterhouse Asian Pacific Fund)
T. Rowe Price International Equity Index Fund (surviving fund with respect to the TD Waterhouse European Index Fund)

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T. Rowe Price U.S. Bond Index Fund, Inc.

T. Rowe Price U.S. Bond Index Fund (surviving fund with respect to the TD Waterhouse Bond Index Fund)

(b)	State the Investment Company Act file number of the fund surviving the Merger:

T. Rowe Price Index Trust, Inc.: 811-5986 T. Rowe Price International Index Fund, Inc.: 811-10063 T. Rowe Price U.S. Bond Index Fund, Inc.: 811-10093

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Filed as an exhibit to the registration statement on Form N-14AE of the registrants listed in item 26(a) above, SEC Accession No. 0001089355-05-000061, Filing date: 2005-04-05.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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VERIFICATION

        The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the 1940 Act on behalf of TD Waterhouse Trust, (ii) he is the Secretary of TD Waterhouse Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

By:	/s/ Marc A. Schuman Marc A. Schuman Secretary

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